UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One)	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: March 31, 2013

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Kid Brands, Inc.

(Full name of registrant)

(Former name if applicable)

One Meadowlands Plaza, 8th Floor

(Address of principal executive office (street and number))

East Rutherford, New Jersey 07073

(City, state and zip code)

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Under the Company’s current amended credit agreement (the “Credit Agreement”), the Company is subject to, among other things, a minimum monthly Adjusted EBITDA covenant for the trailing twelve-month period ending on the last day of each applicable month. As of March 31, 2013, the Company was in compliance with this (and all) applicable financial covenants under the Credit Agreement. However, the Company believes that it would be unlikely to remain in compliance with the Adjusted EBITDA covenant for the month ended April 30, 2013 and, potentially, certain future monthly testing periods. In connection therewith, on May 16, 2013, the Company, specified subsidiaries of the Company, and the Agent under the Credit Agreement executed an amendment thereto (effective April 1, 2013), which, among other things: (i) institutes quarterly (as opposed to the current monthly) testing of the Adjusted EBITDA covenant unless and until specified trigger events occur (pertaining to the Company’s availability levels for specified periods, and its ratio of operating expenses to gross profit); (ii) modifies for all periods (other than the trailing twelve-month period ending December 31, 2013) the minimum Adjusted EBITDA required pursuant to such covenant; and (iii) amends the definition of Adjusted EBITDA to increase the amount of certain permissible add-backs to net income in the calculation thereof (the “Amendment”).

As a result of the focus of key Company personnel (including personnel responsible for the preparation of the Company’s financial statements) on the negotiation of the Amendment, the execution of which requires changes to the Company’s disclosures, the Company could not, without unreasonable effort and expense, complete the finalization of its financial statements for the quarter ended March 31, 2013 (“Q1 2013”) or disclosures required to be included in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2013 (the “Q1 2013 10-Q”) within the prescribed time period, and as a result, could not timely file the Q1 2013 10-Q. The Company intends to file the Q1 2013 10-Q within 5 calendar days of its prescribed due date. The Amendment will be described in detail in the Q1 2013 10-Q.

SEC 1344 (07-03)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach Extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Marc S. Goldfarb	201	405-2454
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Attachment A

As the Company’s financial statement preparation is not yet complete, as described in Part III, all percentages and amounts described below are estimates as of the date of the filing of this Form 12b-25.

As has been previously disclosed, in connection with the implementation of our new consolidated information technology system, the Company identified a misclassification of expenses relating to certain warehousing, outbound handling and outbound shipping costs in the Consolidated Statements of Operations for each of the years ending December 31, 2011 and 2010 and applicable interim periods (including interim periods in 2012). As a result, the Company has revised prior period financial statements for such periods to correct this misclassification. With respect to the three months ended March 31, 2012 (“Q1 2012”), this misclassification resulted in an understatement of selling, general and administrative expenses in the amount of $1.4 million, and a corresponding overstatement of cost of sales, in the Consolidated Statement of Operations. The misstatements had no impact on previously reported (Loss) from Operations, (Loss) from Operations before Income Tax (Benefit), Net (Loss), or (Loss) Per Share for such period. The amounts and discussion included below are based on the revised Consolidated Statements of Operations for Q1 2012.

Net sales for Q1 2013 decreased 6.9% to $51.4 million, compared to $55.2 million for Q1 2012. This decrease was primarily the result of sales declines of 16.5% at Kids Line and 11.6% at LaJobi, in each case primarily due to lower sales volume at certain large customers, as well as lower international sales due primarily to the closure of the Company’s UK operations ($0.7 million) at the end of 2012. These declines were partially offset by an increase in sales of 29.2% at Sassy, primarily due to continued success at two large customers. CoCaLo sales were relatively flat for Q1 2013 as compared to Q1 2012.

Gross profit for Q1 2013 was $14.4 million, or 28.0% of net sales, as compared to $15.2 million, or 27.5% of net sales, for Q1 2012. As a percentage of net sales, gross profit margins increased primarily as a result of: (i) lower product costs ($0.4 million); (ii) lower markdowns and allowances ($0.1 million); (iii) lower inventory reserves ($0.1 million); and (iv) lower other cost of sales ($0.1 million). In absolute terms, gross profit decreased as a result of lower sales ($1.2 million) and higher royalty expense ($0.3 million), partially offset by the factors listed above that positively impacted gross margins.

Selling, general and administrative (SG&A) expense was $13.8 million, or 26.9% of net sales, for Q1 2013, as compared to $15.9 million, or 28.7% of net sales, for Q1 2012. SG&A expense decreased both as a percentage of sales and in absolute terms primarily as a result: (i) decreased professional fees incurred in connection with previously-disclosed Customs matters, as well as related litigation and other costs (“Customs Compliance Costs”) ($0.2 million); (ii) decreased severance costs ($0.4 million); (iii) lower warehousing costs ($0.4 million); (iv) decreased product development costs ($0.4 million); (v) lower freight out, marketing costs, temporary help and travel costs of $0.2 million each; and (vi) the impact of other expense reduction initiatives that resulted in an aggregate additional savings of $0.3 million. These decreases were offset by increases in (a) legal fees of $0.2 million (unrelated to Customs Compliance Costs); (b) stock-based compensation expense ($0.2 million) as a result of an inducement award granted in connection with the appointment of our President and Chief Executive Officer; and (c) recruiting fees ($0.2 million).

Net loss for the Q1 2013 was $1.0 million, or ($0.04) per diluted share, compared to net loss of $0.8 million, or ($0.04) per diluted share, for Q1 2012.

This Form 12b-25 contains “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Additional written and oral forward-looking statements may be made by us from time to time in Securities and Exchange Commission (SEC) filings and otherwise. The Private Securities Litigation Reform Act of 1995 provides a safe-harbor for forward-looking statements. These forward-looking statements include statements that are predictive in nature and depend upon or refer to future events or conditions, and include, but are not limited to, information regarding the status and progress of our operating activities, the plans and objectives of our management and assumptions regarding our future performance, operating expenses, working capital needs, liquidity and capital requirements, business trends and competitiveness. Forward-looking statements include, but are not limited to, words such as “believe,” “plan,” “anticipate,” “estimate,” “project”, “may”, “planned”, “potential”, “should”, “will, “would”, “could”, “might”, “possible”, “contemplate”, “continue”, “expect,” “intend,” “seek” or the negative of or other variations on these and other similar expressions. In addition, any statements concerning future financial performance, ongoing business strategies or prospects, and possible future actions, are also forward-looking statements. We caution readers that results predicted by forward-looking statements, including, without limitation, those relating to our future business prospects, revenues, working capital, liquidity, capital needs, interest costs and income are subject to certain risks and uncertainties that could cause actual results to differ materially from those indicated in the forward-looking statements. Such material risks and uncertainties are set forth in the Company’s most recent Annual Report on Form 10-K, and any subsequent Quarterly Reports on Form 10-Q, each as filed with the SEC. You should not place undue reliance on these forward-looking statements, which reflect the Company’s opinions only as of the date of this Form 12b-25. The Company undertakes no obligation to publicly release any revisions to the forward-looking statements after the date of this Form 12b-25.

Kid Brands, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	May 16, 2013	By	/s/ Marc S. Goldfarb
Marc S. Goldfarb, SVP and General Counsel

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.	One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.	Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.	Electronic filers: This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this Chapter).

6.	Interactive Date Submissions. This form shall not be used by electronic filers with respect to the submission or posting of an Interactive Data File (§232.11 of this chapter). Electronic filers unable to submit or post an Interactive Data File within the time period prescribed should comply with either Rule 201 or 202 of Regulation S-T (§232.201 or §232.202 of this chapter)

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